

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

May 20, 2010

Dennis Oklak
Chief Executive Officer
Duke Realty Corporation
600 East 96th Street
Suite 100
Indianapolis, Indiana 46240

      Re: Duke Realty Corporation
             Form 10-K for Fiscal Year Ended December 31, 2009
             File No. 001-09044

Dear Mr. Oklak:

      We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Liquidity and Capital Resources, page 35

Credit Ratings, page 40

1.   We note your disclosure on pages 4 and 18 that your strategy is to actively manage the components of your capital structure while continuing to maintain investment grade ratings from your credit rating agencies. We further note that one of the credit ratings for your senior unsecured notes was downgraded since 2008. Please tell us why management did not consider this a material trend or uncertainty that should be discussed in the MD&A section. In addition, please

tell us what consideration you gave to discussing the downgrade in your risk factors section.

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies, page 61

Purchase Accounting, page 63

Note 7 – Impairments and Other Charges, page 74

2.   We note that you recognized an impairment charge of $136.6 million as relate to your disposal of approximately 1,800 acres of land. In determining the fair value of the land, we note that you used a market approach and, to the extent current comparable sales values were unavailable, made adjustments to historical comparable sales based on the your understanding of current market conditions and experience. Please tell us and disclose in future filings the assumptions made by management in determining fair value.

3.   We also note that impairment charges of $78.1 million were recognized for 28 commercial buildings. In calculating such charges, we note that you used either the income approach or market approach in determining fair value. To the extent it is material, please tell us the market approach that was used and assumptions made in determining fair value.

Note 8 – Indebtedness, page 76

4.   We note in determining fair value of your fixed rate secured debt and fixed rate unsecured debt was primarily based upon inputs categorized as Level 3 within the fair value hierarchy. Please tell us, and disclose in future filings to enhance transparency, the significant unobservable inputs that were used in determining the value of such debt.

5.   In addition to the extent broker estimates are used in valuing the aforementioned debt, explain to us, and disclose in future filings to enhance transparency, the procedures you performed to validate the estimates you obtained to ensure the fair value determination is consistent with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Signatures, page 100

6.   Please revise your future filings to clarify whether Ms. Kelly is also the principal accounting officer or controller of Duke Realty Corporation. In addition, please revise the signature page in future filings of Duke Realty Corporation to include a signature by the registrant as well as on behalf of the registrant by its principal

executive officer or officers, its principal financial officer or officers, its controller or principal accounting officer, and by at least the majority of the board of directors or persons performing similar functions. Refer to General Instruction D to Form 10-K.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Erin Martin, Attorney at (202) 551-3391, Jennifer Gowetski, Attorney at (202) 551-3401, Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202) 551-3413 with any other questions.

Sincerely,

Cicely LaMothe
Branch Chief